

Mail Stop 3561

November 20, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Wayne R. Brownlee
Chief Financial Officer
Potash Corporation of Saskatchewan, Inc.
Suite 500, 122 – 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3

> **Re: Potash Corporation of Saskatchewan, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 001-10351**

Dear Mr. Brownlee:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2007

Exhibit 13 – 2007 Financial Review Annual Report

Financial Performance Indicators, page 66

1. In footnote (1), on page 68, please consider adding a table for clarity that summarizes the specific after-tax effects related to each component of the total presented for all applicable years.

2. We note your footnote (2) disclosure related to your EBITDA presentation, which states that EBITDA has not been adjusted for the non-cash effects of certain items. We also note that you include the totals of such non-cash effects in your disclosure. However, the presentation of an adjusted total either in the table or within the footnote disclosure is prohibited under Item 10(e) of Regulation S-K. As such, please remove the last sentence of footnote (2) as well as the other references to adjusted EBITDA.

3. On a related matter, with respect to the items that EBITDA has not been adjusted for, consider adding a table that summarizes the specific non-cash effect related to each of such items for all applicable years.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note 6 – Capital Disclosures, page 15

4. We note that you have added a tabular presentation of adjusted EBITDA considering the effect of the other-than-temporary impairments taken on your auction-rate securities. As you consider EBITDA to be a performance measure, as stated in your 2007 Form 10-K, your presentation of adjusted EBITDA is prohibited under Item 10(e) of Regulation S-K. However, we do not object to the supplemental presentation and discussion of items that EBITDA has not been adjusted for, provided that a total for adjusted EBITDA is not included. Please revise, as appropriate.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief